

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2017

<u>**Via E-Mail**</u>
Jessica M. Norris, Esq.
Dentons US LLP
4520 Main Street, Suite 1100
Kansas City, MO 64111

> **Re: Versar, Inc.**
> **Amended Schedule TO-T filed October 23, 2017 by KW Genesis Merger**
> **Sub, Inc. et. al.**
> **SEC File No. 005-38041**

Dear Ms. Norris:

We have reviewed your filing and have the following comments.

<u>Revised Offer to Purchase</u>

<u>Summary Term Sheet, page ii</u>

1.   We reissue prior comment 2, in which we requested a revision of the Minimum
Condition itself.

<u>Purpose of the Offer, page 33</u>

2.   We reissue prior comment 5. Please revise your disclosure to describe any
discussions with Versar and/or Mr. Otten regarding his employment status
following the transaction, leading up to the execution of the memorandum of
understanding on September 22, 2017.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions